SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,
HELD ON MAY 22 2006
(Transcribed in summarized form pursuant to the first paragraph of Article 130 of Law 6.404 of December 15 1976)

A PUBLICLY HELD COMPANY
CNPJ no 33.000.167/0001 -01
NIRE No. 33300032061

I. DATE, TIME AND PLACE:

The Meeting held at 4:30 p.m. on May 22 2006 at the Company’s registered offices in the city and state of Rio de Janeiro at Avenida República do Chile, 65 and adjourned for 10 days due to a subsequent event. The Meeting was resumed on June 1 2006 at 3:00 p.m. at the same venue in strict accordance with the President’s May 22 2006’s proposal, approved by a majority vote.

II. PRESENCE, QUORUM, AND CONVENING:

Shareholders representing the majority of the capital stock with voting rights were present pursuant to the signatures in the Shareholders’ Presence Register, all the said shareholders having been duly convened through notices published in the Diário Oficial do Estado do Rio de Janeiro (the Official Gazette of the State of Rio de Janeiro), and the newspapers Jornal do Commercio, Gazeta Mercantil and Valor Econômico, in their editions of April 20, 24 and 25, respectively. The reasons for the adjournment and resumption of examination of the agenda’s items on June 1 2006, as well as the amendments to the conditions governing the share incorporation, including the re-ratification of the protocol and justification, together with the new conditions, were notified to shareholders in an Announcement of a Material Fact of May 23 2006 and published on May 24 2006 in the newspapers, Jornal do Commercio, Valor Econômico and Gazeta Mercantil.
At the same time, on the resumption of the Meeting, the existence of a quorum was duly verified pursuant to Article 125 of Law 6,404/76. Also present were Túlio Luiz Zamin and Marcus Pereira Aucélio, effective members of the Fiscal Council, in accordance with the provisions of Article 164 of Law 6,404/76.

III. PRESIDING OFFICIALS:

President:	Almir Guilherme Barbassa
Federal Government Representative:	Luciana Cortez Roriz Pontes
Secretary:	Hélio Shiguenobu Fujikawa

IV.	AGENDA :

I.	Approve the “PROTOCOL AND JUSTIFICATION OF THE OPERATION OF THE INCOROPROATION OF SHARES OF PETROBRAS QUÍMICA S.A. – PETROQUISA BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS”, dated April 18 2006;
II.
Ratify the appointment of a specialized company to perform an evaluation of the shareholders’ equity and book value of PETROBRAS for the purpose of the incorporation of shares of PETROQUISA by PETROBRAS, using the equity valuation method or the net book value, pursuant to Articles 183 and 184 of Law 6,404/76, based on PETROBRAS’ statement of accounts as at December 31 2005;

III.	Approve the Valuation Report of the Shareholders’ Equity and Book Value of PETROBRAS for the purposes of implementing the incorporation of PETROQUISA’s shares by PETROBRAS;
IV.	Approve the Valuation Report of the Shareholders’ Equity Book Value and Net Book Assets of PETROQUISA to be capitalized by PETROBRAS;
V.
Ratify the appointment of a specialized company to undertake an economic- financial valuation of PETROBRAS for the purposes of the incorporation of PETROQUISA’s shares by PETROBRAS, using the discounted cash flow methodology as of December 31 2005;

VI.	Approve the Economic and Financial Valuation Report of PETROBRAS for the purposes of implementing the incorporation of PETROQUISA’s shares by PETROBRAS;
VII.	Approve the incorporation of the totality of the shares issued by PETROQUISA held by its minority shareholders into the equity of PETROBRAS in accordance with the document cited in item “I” above;
VIII.
Approve the amendments to PETROBRAS’ corporate bylaws in accordance with the “PROTOCOL AND JUSTIFICATION OF THE OPERATION OF AN INCOROPROATION OF SHARES OF PETROBRAS QUÍMICA S.A. – PETROQUISA BY PETRÓLEO BRASILEIRO S.A. – PETROBRAS” dated April 18 2006; and

IX.	Authorize the Executive Board to practice all acts necessary for the execution of the above matters.

I. ADDITIONAL CLARIFICATIONS

Given that this Extraordinary General Meeting had been adjourned for 10 days due to the Brazilian Securities and Exchange Commission’s (CVM) negative response to the consultation submitted by PETROBRAS and by PETROQUISA, on the resumption of the Meeting on June 1 2006, the President notified shareholders that on May 24 2006, PETROBRAS published an Announcement of a Material Fact disclosing the Board of Directors’ approval of the Re-ratification of the Protocol and Justification of the Operation of Incorporation of Shares of Petrobras Química S.A. – PETROQUISA by Petróleo Brasileiro S.A. – PETROBRAS, dated May 22 2006. The said Material Fact cites the approval of the adoption of the criterion of book value of both companies as of December 31 2005 for determining the share exchange ratio, attributing 4.496 preferred shares issued by PETROBRAS for each round lot of 1,000 common or preferred shares issued by PETROQUISA, with the issue of 886,670 new preferred shares of PETROBRAS. Pursuant to Article 264 of Law 6,404/76, approval was also given for an alternative criterion based on the economic-financial valuation using the discounted cash flow methodology with a base date of December 31 2005, attributing 3.487 preferred shares issued by PETROBRAS for each round lot of 1,000 common or preferred shares issued by PETROQUISA. With the exception of the current amendments, all remaining conditions of the operation are unchanged. Furthermore, all information and documentation with respect to the share incorporation, the object of this Extraordinary General Meeting, including the Re-ratification of the Protocol and Justification of the Operation, reports, opinions and financial statements have been made available to shareholders at the Company’s registered offices. Before opening discussion of the matters on the agenda to the floor, the President gave notice to the Meeting that the Brazilian Securities and Exchange Commission - CVM, in reply to a further consultation by the Company, had notified through an official letter dated May 30 2006, copies of which were made available by the Presiding Officers for eventual shareholder consultation, and based on technical factors raised by the CVM’s technical area, that the said CVM’s Board of Commissioners had approved the use of the economic value of the two companies calculated according to the discounted cash flow methodology as an acceptable alternative valuation criterion for the purposes of complying with the provisions of Article 264 of Law 6,404/76.

II. RESOLUTIONS ADOPTED:

On a Procedural Question

The transcription of the minutes in summarized form pursuant to Article 130 of Law 6,404 of December 15 1976 was approved by the majority of the shareholders present at the Meeting.

Extraordinary General Meeting

Given the occurrence of a subsequent event in the form of the opinion of the Brazilian Securities and Exchange Commission – CVM contained in the extract from the minutes of the Meeting of the CVM’s Board of Commissioners 19/06, notified to the Company by the said CVM through Official Letter OFÍCIO/CVM/SEP/GEA-2/nº208/2006 of May 19 2006, in response to the Consultation submitted by PETROBRAS and PETROQUISA – CVM Process RJ/2006/3160, denying authorization of the exchange ratio to be employed in the event of the adoption of book value for the purposes of the share incorporation of the controlled company, Petrobras Química S.A. – PETROQUISA, and considering the provisions in Article 264 of Law 6,404/76, the proposal made by the Meeting’s President for adjourning this Extraordinary General Meeting for ten days was approved by the majority of shareholders present on May 22 2006, thus allowing (1) the full contents of the aforementioned decision to be examined in full; (2) submission of the CVM’s decision to the management bodies and, if necessary, the Company’s Fiscal Council, subsequently obtaining the respective opinions on the new conditions for the incorporation of shares of PETROQUISA by PETROBRAS; and (3) this General Meeting to be resumed on June 1 2006 at 3:00 p.m.

The Meeting’s activities were resumed on the date and at the time previously established, the measures indicated above having been fully adopted, being approved by the majority present on that occasion and the object of the Announcement of a Material Fact published by the Company on May 24 2006. Following the Secretary’s reading of the Proposal to the Shareholders contained in the items on the Agenda and the President’s notification of the subsequent decision by the Brazilian Securities and Exchange Commission - CVM in response to the fresh consultation submitted by PETROBRAS approving the alternative criterion for the purposes of complying with the provisions in Article 264 of Law 6,404/76, the Meeting approved, by a majority, in accordance with the terms of the vote of the Federal Government: a) the Re-ratification of the Protocol and Justification of the Operation for Incorporation of Shares of Petrobras Química S.A. – PETROQUISA by Petróleo Brasileiro S.A. – PETROBRAS, dated May 22 2006; b) the ratification of the appointment of the company ERNST & YOUNG Auditores Independentes S/S, to perform the valuation of the shareholders equity and book value of PETROBRAS for the purposes of the operation for incorporation of shares of PETROQUISA by PETROBRAS; c) the Shareholders’ Equity and Book Value Report of PETROBRAS for the purposes of implementing the operation for incorporating the shares of PETROQUISA by PETROBRAS; d) the Valuation Report of the Shareholders Equity and Net Book Assets of PETROQUISA to be capitalized by PETROBRAS; e) the ratification of the hiring of the company, ING Bank N.V., for performing the economic and financial evaluation of PETROBRAS for the purposes of the operation for incorporation of shares of PETROQUISA by PETROBRAS; f) the Economic-Financial Valuation Report of PETROBRAS for the purposes of implementing the incorporation of shares of

PETROQUISA by PETROBRAS; g) the capitalization by PETROBRAS of the totality of the shares of the minority shareholders of PETROQUISA, pursuant to the Re-ratification of the Protocol and Justification; h) the amendment to PETROBRAS’ Corporate Bylaws pursuant to the Re-ratification of the Protocol and Justification of the Operation for Incorporation of Shares, the caption sentence to Article 4 to carry the following wording: “Article 4: the Capital Stock is R$ 48,263,983,038.25 (forty-eight billion, two hundred and sixty-three million, nine hundred and eighty-three thousand and thirty-eight Reais, twenty-five), divided into 4,387,038,370 (four billion, three hundred and eighty-seven million, thirty-eight thousand, three hundred and seventy) shares with no par value, being 2,536,673,672 (two billion, five hundred and thirty-six million, six hundred and seventy-three thousand, six hundred and seventy-two) common shares and 1,850,364,698 (one billion, eight hundred and fifty million, one hundred and sixty-four thousand, six hundred and ninety-eight) preferred shares”; and i) the authorization of the Executive Board to practice all necessary acts for the execution of the incorporation of shares of PETROQUISA by PETROBRAS.

No further items remaining on the agenda, the Extraordinary General Meeting was declared closed, following which the present Minutes were drafted, and after having been read and found correct, signed by the President of the said Meeting, Almir Guilherme Barbassa, by the Federal Government’s Representative, Luciana Cortez Roriz Pontes, and by the Secretary, Hélio Shiguenobu Fujikawa.

Subsequent to these signatures, the following erratum is herein transcribed, and undersigned by the President of the Meeting, Almir Guilherme Barbassa, the Representative of the Federal Government, Luciana Cortez Roriz Pontes, and the Secretary, Hélio Shiguenobu Fujikawa: “ERRATUM: In the final section of item “h” of the resolutions, with respect to the new wording of the caption sentence to Article 4 of the Corporate Bylaws, the text that reads “1,850,364,698 (one billion, eight hundred and fifty million, one hundred and sixty-four thousand, six hundred and ninety-eight) preferred shares”, should read “1,850.364,698 (one billion, eight hundred and fifty million, three hundred and sixty-four thousand, six hundred and ninety-eight) preferred shares”.

This was the content of pages 33 to 36 of Book 5 for registering the Minutes of the General Shareholders’ Meetings of Petróleo Brasileiro S.A. - PETROBRAS, from which this authenticated copy was extracted, typed by I, ___________________________________, Luiz Gonzaga Torres, and verified and finalized by I, __________________________________, Hélio Shiguenobu Fujikawa, Secretary. Rio de Janeiro, the twenty-second day of May in the year two thousand and six.

III. REGISTRATION OF SHAREHOLDER DECLARATIONS:

Marcelo Martins Guimarães made the following verbal declaration contrary to the use of the legal consent pursuant to Paragraph 1 of Article 130 of Law 6,404/76.

IV. DOCUMENTS FILED AT THE COMPANY´S HEAD OFFICE:

The following documents are held on file at the Company’s registered offices:
- Proxy Voting Declarations from several Investment Funds, holders of shares issued by Petrobras and held in custody by the Brazilian Clearing and Depository Corporation - CBLC, clients of the following Financial Institutions: Citibank Distribuidora de Títulos e Valores Mobiliários S.A., HSBC Corretora de Títulos e Valores Mobiliários and BANKBOSTON N.A., all represented at this Meeting by the attorney-in-fact, Daniel Alves Ferreira;
- Written declaration from the shareholder, Rafael Rodrigues Alves da Rocha with the respect to the continuity of the Meeting for approving the operation, the purpose of the Agenda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.